FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Pursuant to Rule 13a-16 or 15d-16 of the
                             Securities Act of 1934

                         For the month of December 2003

                                 MULTICANAL S.A.
             (Exact name of Registrant as specified in its charter)

                                MULTICHANNEL S.A.
                 (Translation of Registrant's name into English)

                                   Avalos 2057
                         (1431) Buenos Aires, Argentina
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F   X                       Form 40-F
                           -----                               -----
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

                 Yes                                  No    X
                     ------                               -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                          82 - ______________________.


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          Multicanal S.A. Announces the Results of the APE Solicitation
                          and Cash Option Solicitation


BUENOS AIRES, December 13, 2003 - Multicanal S.A. (the "Company") today announced the expiration of its solicitation (the "APE Solicitation") from holders of its 9 1/4% Notes due 2002, 10 1/2% Notes due 2007, 13.125% Series E Notes due 2009, Series C 10 1/2% Notes due 2018 and Series J Floating Rate Notes due 2003 (together, the "Existing Notes"), subject to certain eligibility requirements, and other financial indebtedness (the "Bank Debt" and together with the Existing Notes, the "Existing Debt") of consents to execute an acuerdo preventivo extrajudicial (the "APE") and its offer to purchase for cash (the "Cash Option Solicitation") no more than U.S.$131 million aggregate principal amount of Existing Debt outstanding at a price of U.S.$300 per U.S.$1,000 aggregate principal amount of Existing Debt tendered (the "Cash Payment").

As of 5:00 p.m., New York City time, on December 12, 2003, holders of approximately U.S.$342,625,828 principal amount of Existing Debt in the aggregate had either tendered in or agreed to participate in the Cash Option Solicitation and APE Solicitation. The Company has accepted U.S.$210,473,000 aggregate principal amount of Existing Notes tendered to JPMorgan Chase as Exchange Agent and U.S.$132,152,828 aggregate principal amount of additional Existing Notes and Bank Debt committed to the APE Solicitation and Cash Option Solicitation pursuant to binding agreements executed by the Company and the holders of such Existing Debt.

The expiration of the APE Solicitation and the Cash Option Solicitation and the Company's acceptance of the Existing Notes tendered through December 12, 2003 follows the support for the Company's proposed APE expressed by holders of U.S.$337,141,828 aggregate principal amount of Existing Debt, including holders of U.S.$318,599,001 aggregate principal amount of Existing Notes who voted in favor of such APE at a meeting held in Buenos Aires on December 10, 2003, in accordance with Section 45 bis of Title II, Chapter III of Law No. 24,522 of Argentina, as amended (in which holders of U.S.$477,682,025 aggregate principal amount of Existing Notes registered to participate and voted such Existing Notes), and holders of U.S.$18,542,827 aggregate principal amount of Bank Debt who also agreed to support and be bound by the terms of the Company's APE. The holders of Existing Notes that voted in favor of the Company's APE at the December 10, 2003 meeting described above, together with the holders of Bank Debt that agreed to be bound by the APE account for approximately 67.94% of the principal amount of the Existing Debt relevant for purposes of determining acceptance of the Company's APE.

Holders of U.S.$298,537,349 aggregate principal amount of Existing Debt supporting the Company's APE elected to exchange, upon approval of the APE pursuant to a final, non-appealable judicial resolution (homologado) ("Court Approval") by a commercial court of the city of Buenos Aires, Argentina, such Existing Debt for the Company's 10-year step-up notes, and a combination of the Company's 7-year fixed rate notes or 7-year floating rate notes and class c shares of common stock, which elections are subject to the reallocation provisions of the APE. Holders of U.S.$44,088,179 aggregate principal amount of Existing Debt accepted the terms of the Cash Option Solicitation. Finally, on December 12, 2003, the Company's controlling shareholder contributed U.S.$15 million to a trust to effect, upon Court Approval and subject to the conditions set forth in the agreement establishing such trust, together with funds provided by the Company, the Cash Payment. Accordingly, all conditions precedent to the APE Solicitation and Cash Option Solicitation have been satisfied and the Company's APE became effective as of close of business December 12, 2003.

                                      * * *

All figures in this announcement are approximate and subject to final adjustment. The Company acknowledges the support expressed by the holders of its Existing Debt for its proposed restructuring.

                                      * * *

THIS PRESS RELEASE IS NOT AN OFFER FOR SALE OF THE SECURITIES IN THE UNITED STATES OR IN ANY OTHER JURISDICTION WHERE SUCH OFFER IS PROHIBITED, AND NEITHER THE APE NOR ANY OF THE SECURITIES TO BE ISSUED PURSUANT TO THE APE, IF APPROVED, MAY BE SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR IN ANY OTHER JURISDICTION WHERE SUCH SALE IS PROHIBITED. THE COMPANY DOES NOT INTEND TO REGISTER THE APE OR ANY OF THE SECURITIES TO BE ISSUED PURSUANT TO THE APE IN THE UNITED STATES OR TO CONDUCT A PUBLIC OFFERING OF THE APE OR SUCH SECURITIES IN ANY JURISDICTION OTHER THAN THOSE AS IT MAY FROM TIME TO TIME PUBLISH.



                                      * * *


              This press release is dated as of December 13, 2003.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                MULTICANAL S.A.



Buenos Aires, Argentina, December 15, 2003      By: /s/ Adrian Meszaros
                                                    -----------------------
                                                    Adrian Meszaros
                                                    Chief Financial Officer